Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

FUNDRISE

2024 Income Fund's performance and what's next for 2025



As highlighted in our 2024 end-of-year letter, the Income Fund stood out this year, benefiting from a "goldilocks period" for private credit. Elevated interest rates created a uniquely attractive risk-return profile, resulting in exceptional performance across debt and preferred equity investments.

Another year of robust returns

- **Annual dividend:** 7.9%
- **Total return**: 8.30%[1]
- **New investments:** Over $75M in preferred equity at higher gross returns than the existing portfolio

Recent Income Fund investments


Lemon Creek Ranch
Multifamily

Lemon Creek Ranch — San Antonio Metro, TX

A 349-unit project offering 13.5%[2] fixed return. This investment benefits from constrained supply and exceptional local growth.



Mont Belvieu — Houston Metro, TX

A 347-unit investment with a fixed 13.5%[2] return. This property is uniquely positioned as the sole multifamily component within a large mixed-use development.

Add real estate to your portfolio

What's driving real estate growth in 2025

1. **Rates are falling:** The Federal Reserve's rate cuts, expected to continue, historically boost real estate values.
2. **Undervalued opportunities:** Real estate prices remain near multi-decade lows, creating one of the most attractive entry points since the 2008 financial crisis.
3. **Supply-demand imbalance:** A slowdown in construction has created a supply shortage, likely driving rents and property values higher.
4. **Policy changes:** Potential deregulation and tax adjustments may amplify demand while constraining future supply, adding upward pressure to values.

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Start investing in less than 5 minutes and with as little as $10.

Appendix

Exhibit A: Trailing 1-year and since inception cumulative returns of the Income Real Estate Fund through December 31, 2024[1]

	1 year	Since inception
Income Real Estate Fund	8.30%	22.34%

Disclaimer: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

1. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

2. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.